SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                        ACCEL International Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  004299 10 3
-------------------------------------------------------------------------------
                                (CUSIP Number)

                            William H. Cuddy, Esq.
                              Day, Berry & Howard
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                    December 24, 1997 and January 14, 1998
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                      (Continued on the following pages)

                              (Page 1 of 7 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3                                       Page 2 of 7 Pages



  1    NAME OF REPORTING PERSONS
       IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Rhoda L. Chase

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                              (b) /X/
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.

                              7    SOLE VOTING POWER
                                   2,000,000 shares (see Row 11, below)
          NUMBER OF
           SHARES             8    SHARED VOTING POWER
        BENEFICIALLY               0 shares
        OWNDED BY EACH
          REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON                  1,335,000 shares, 335,000 shares of which
            WITH                   are temporarily on loan to Insurance Holdings
                                   Limited Partnership and 1,000,000 of which are temporarily on loan to David T. Chase

                              10   SHARED DISPOSITIVE POWER
                                   665,000 shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 shares, 335,000 shares of which are temporarily on loan to Insurance Holdings Limited Partnership and 1,000,000 of which are temporarily on loan to David T. Chase

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       23.2% or 7.7% (see Row 11, above)

14     TYPE OF REPORTING PERSON*
       IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

           AMENDMENT NO. 4 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part her Statement on Schedule 13D dated December 29, 1995, as previously amended by Amendment No. 1 thereto dated October 2, 1996, Amendment No. 2 thereto dated January 8, 1997, and Amendment No. 3 thereto dated November 20, 1997 (the "Prior
Schedule 13D"), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 24, 1997, the reporting person loaned 1,000,000 shares of Common Stock to David T. Chase pursuant to a loan agreement (the "DTC Loan Agreement") dated December 24, 1997, between the reporting person and David
T. Chase. Prior to such loan, such shares of Common Stock were held in the brokerage account to which the Trading Authorization described in the Prior
Schedule 13D relates. The terms of the Loan Agreement are more fully described in Item 6 hereto.

     As more fully described in the Prior Schedule 13D, the reporting person had previously loaned 670,000 shares of Common Stock to Insurance Holdings Limited Partnership ("IHLP") pursuant to a letter agreement dated December 15, 1995, between the reporting person and IHLP, as modified by a letter agreement dated July 31, 1997, between the reporting person and IHLP (the "IHLP Loan Agreement"). On January 14, 1998, IHLP returned to the reporting person 335,000 of such 670,000 shares of Common Stock pursuant to a letter agreement (the "Amendment") dated January 14, 1998, between the reporting person and IHLP. The terms of the IHLP Loan Agreement are more fully described in the Prior Schedule 13D. The terms of the Amendment are more fully described in Item 6 hereof. The 335,000 shares of Common Stock returned to the reporting person were deposited by the reporting person into the brokerage account to which the Trading Authorization described in the Prior Schedule 13D relates.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person beneficially owns 2,000,000 shares of Common Stock, representing approximately 23.2% of the 8,637,042 shares of Common Stock reported to be outstanding as of November 17, 1997 (as reported in ACCEL's Definitive Proxy Statement dated December 18, 1997), except to the extent that the reporting person is deemed to have temporarily transferred beneficial ownership of 1,000,000 shares of Common Stock to David T. Chase pursuant to the DTC Loan Agreement and 335,000 shares of Common Stock to IHLP pursuant to the IHLP Loan Agreement.

     This statement does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for the purposes of
Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by Arnold L. Chase, the son of the reporting person, (ii) 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by Sandra M. Chase, the spouse of Arnold L. Chase, (iii) 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by The Darland Trust, a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase (daughter of the reporting person and David T. Chase and brother of Arnold L. Chase) and her children are the beneficiaries or (iv) 6,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of November 17, 1997, currently issuable upon the exercise of options held by David T. Chase (the spouse of the reporting person and the father of Cheryl A. Chase and Arnold L. Chase). David T. Chase may also be deemed to be the beneficial owner of the 1,167,824 shares of Common Stock referred to in clause (i) of the immediately preceding sentence and the 1,167,824 shares of Common Stock referred to in clause (iii) of the immediately preceding sentence.

     (b) The reporting person has the sole power to vote or to direct the vote of the 2,000,000 shares of Common Stock owned by her, except to the extent that (i) the reporting person has temporarily transferred to David
T. Chase the sole power to vote or to direct the vote of the 1,000,000 shares of Common Stock on loan to David T. Chase during the term of the DTC Loan Agreement, as described in greater detail in Item 6 hereof and (ii) the reporting person has temporarily transferred to IHLP the sole power to vote or to direct the vote of the 335,000 shares of Common Stock on loan to IHLP during the term of the IHLP Loan Agreement, as described in greater detail in the Prior Schedule 13D and in Item 6 hereof. The reporting person does not share the power to vote or to direct the vote of any shares of Common Stock. The reporting person shares the power to dispose or to direct the disposition of 665,000 of the shares of Common Stock owned by her with her husband, David T. Chase. The reporting person has the sole power to dispose or direct the disposition of 1,335,000 of the shares of Common Stock owned by her, except to the extent that (i) the reporting person has temporarily transferred to David T. Chase the sole power to dispose or direct the disposition of 1,000,000 shares of Common Stock during the term of the DTC Loan Agreement, as described in greater detail in Item 6 hereof and (ii) the reporting person has temporarily transferred to IHLP the sole power to dispose or direct the disposition of 335,000 shares of Common Stock during the term of the IHLP Loan Agreement, as described in the Prior Schedule 13D and in Item 6 hereof.

     David T. Chase's principal occupation is Chairman of the Board of Directors and President of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. During the past five years, David T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David T. Chase is a citizen of the United States of America.

     (c) No transactions in the Common Stock were effected by or on behalf of the reporting person during the past 60 days other than the transactions described in Item 3.

     (d) Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, 665,000 of the shares of Common Stock owned by the reporting person. As described in greater detail in Item 6 hereof, David T. Chase may be deemed to have the right, during the term of the DTC Loan Agreement, to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock loaned by the reporting person to David T. Chase. As described in greater detail in the Prior Schedule 13D and in
Item 6 hereof, IHLP may be deemed to have the right, during the term of the IHLP Loan Agreement, to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the 335,000 shares of Common Stock loaned by the reporting person to IHLP. No other person, other than the reporting person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting person has loaned David T. Chase 1,000,000 shares of Common Stock pursuant to the DTC Loan Agreement. Under the terms of the DTC Loan Agreement, David T. Chase has full use of the 1,000,000 shares of Common Stock, including the right to sell, pledge or otherwise transfer or encumber the 1,000,000 shares of Common Stock, until termination of the DTC Loan Agreement. In exchange for the reporting person's lending the 1,000,000 shares of Common Stock to David T. Chase, David T. Chase is to pay the reporting person quarterly a service fee of six percent (6%) per annum of the average monthly market value of the 1,000,000 shares of Common Stock prorated over the number of days the DTC Loan Agreement is in effect. In addition, David T. Chase is to pay to the reporting person any cash dividends or distributions declared on the 1,000,000 shares of Common Stock during the term of the DTC Loan Agreement. Upon the termination of the DTC Loan Agreement, David T. Chase is to deliver to the reporting person securities that are identical in kind and amount to the 1,000,000 shares of Common Stock loaned under the DTC Loan Agreement and including all dividends and distributions in the form of stock, rights, warrants or other securities which ACCEL makes during the term of the DTC Loan Agreement.
The DTC Loan Agreement is to terminate on December 31, 2001 unless terminated sooner by one of the parties pursuant to the terms of the DTC Loan Agreement.

     The foregoing description of the DTC Loan Agreement is subject to, and is qualified in its entirety by reference to the DTC Loan Agreement, which is filed as an exhibit to this Statement on Schedule 13D.

     As described in greater detail in the Prior Schedule 13D, the reporting person had previously loaned 670,000 shares of Common Stock to IHLP pursuant to the IHLP Loan Agreement. On January 14, 1998, IHLP returned 335,000 of such shares of Common Stock to the reporting person. The reporting person and IHLP entered into the Amendment to modify the IHLP Loan Agreement to reflect such return of Common Stock. 335,000 shares of Common Stock remain on loan to IHLP, and the terms of the IHLP Loan Agreement, described in greater detail in the Prior Schedule 13D, otherwise remain unchanged.

     The foregoing description of the IHLP Loan Agreement is subject to, and qualified in its entirety by reference to, the IHLP Loan Agreement, which has been filed as exhibits to the Prior Schedule 13D. The foregoing description of the Amendment is subject to, and qualified in its entirety by reference to, the Amendment, which is filed as an exhibit to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  DTC Loan Agreement

          (2)  Amendment

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 10, 1998



                                     /s/ Rhoda L. Chase

                                     Rhoda L. Chase